1108 - 1030 West Georgia St. Vancouver, BC CanadaV6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD REPORTS OPERATIONAL AND FINANCIAL RESULTS
FOR THE QUARTER ENDED MARCH 31, 2012

May 15, 2012, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that its interim consolidated financial statements and Management Discussion and Analysis for the quarter ended March 31, 2012 have been filed, and the Company refers the reader to those materials for further information. All currency values in this release are stated in Canadian dollars unless otherwise indicated. The Company will review the results during an investor conference call scheduled for May 15, 2012.

	3 months ended
	March 31 2012	March 31 2011
Recovered Au eqv oz	22,911	29,593
Au eqv oz sold	21,555	20,118
Realized Au eqv price	$1,548	$1,309
Revenue ($’000)	$33,373	$26,343
Loss from operating activities ($’000)	($7,650)	($377)
Net loss for the quarter ($’000)	($17,770)	($20,341)
Cash generated from (utilized by) operations ($’000)	$565	($9,482)
Adjusted loss per share	($0.03)	($0.02)

Hollister

The Nevada operations produced 16,240 Au eqv oz1 for the quarter (Q1 2011: 24,082 Au eqv oz), compared to the forecast of 19,749 Au eqv oz. Ineffective carbon stripping, while the final upgrade to the acid wash and carbon regeneration circuit was being completed, resulted in lower than planned Au (87%) and Ag (62%) recoveries at the Esmeralda mill during the quarter. The upgrade to this circuit was completed in late April 2012. All doré will be poured on site starting May 2012.

Although lower than Q1 2011, Au and Ag grades as well as tonnes extracted from trial mining were in-line with the production plan and good progress has been made in improving mining flexibility through additional focus on ore development. 15,357 Au eqv oz were sold during the quarter (Q1 2011: 17,324) with the amount of Au eqv oz locked up in carbon and awaiting processing through third party refiners increasing by 1,352 to 14,447 Au eqv oz on March 31, 2012. It is expected that this carbon will be treated during Q2 2012 and inventory levels will return to normalized levels by the end of Q2 2012. Cash costs per ounce of $850/oz were recorded for the quarter (Q1 2011: $670); costs were impacted by the lower recoveries achieved as well as the additional transportation costs incurred to process the carbon at the Rand Refinery in South Africa. Following the recent receipt of the Dam Safety Permit (which authorizes the impounding of tails, slimes and water on the TSF) and the updated reclamation bond, construction commenced on the three-phase expansion of the tailings storage facility (TSF). At the currently planned production rates, Phase 1 and 2 will provide tailings storage capacity for the next 6 years and the completion of Phase 3 can extend this to 25 years. The current facility has sufficient capacity for the impoundment of tails until the planned completion of the expanded tailings facility.

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1 Gold equivalent ounces calculated using metal price of US$1,400/oz for Au and US$30/oz for Ag.

Burnstone

The Burnstone operations produced 6,671 Au oz for the quarter (Q1 2011: 5,511 Au oz), compared to the forecast of 6,327 Au oz. Production volumes were generally in-line with the production plan with a slightly higher stoping Au grade compensating for minor volume variances. Square meters available for stoping more than doubled from December 31, 2011 with over 14,000 square meters being available at March 31, 2012. Available square meters has increased further since that time with approximately 16,200 square meters being available for stoping at the end of April 2012. Good progress was made during the quarter on infrastructure upgrades that will enable the mine to maintain its momentum to meet increasing development and production targets. Cash costs per ounce for the quarter of $2,181 were recorded (Q1 2011: $2,471) and were impacted by additional water handling and employee related costs incurred.

Financial results and corporate matters

Revenue of $33 million was recorded for the quarter, an increase of 27% over the comparative period in 2011. The increase in revenue can be ascribed to a 7% increase in ounces sold as well as an 18% increase in the realized gold price. The increase in cash and non-cash costs had a negative impact on the loss from operations which amounted to $7.7 million (2011: $0.4 million). A $2 million increase in net interest paid when compared to Q1 2011 is due to interest for January 2011 being included in the Burnstone project development costs. A further $2.6 million impairment charge on the loan advanced to our Black Economic Empowerment partner (Tranter Burnstone (Pty) Ltd (“Tranter”)) was recorded as a result of the decline in the Company’s share price. The valuation of the zero-cost-collar hedge structures was immaterial for the quarter as a result of the relative sideways movement in gold prices during this period.

The Company closed the previously announced $50 million public offering (see press release March 15, 2012) on March 30, 2012 with the 15% over-allotment option granted to the Underwriters closing on April 5, 2012. Net proceeds from the Offering, totalling $54 million, will be used as working capital for the development and production ramp up at Burnstone. At March 31, 2012, the Company had net working capital of $15 million, which included $44 million in cash reserves, and also had $10 million available to be drawn upon under the US$150 million term facility.

Following negotiations between the Company, Tranter and Investec Bank Limited (“Investec”), a Term sheet was agreed to in late April 2012 to settle a mutually beneficial proposal whereby the Company provides Tranter with further financial assistance over a period of 18 months to enable them to meet their proposed restructured loan repayment obligations to Investec and thereby remove their current breach of the loan agreement. In terms of the proposal, Investec will remove all cash margin requirements and also restructure the repayment in such a matter that the required assistance from the Company does not impact on its short term cash requirements. The parties are currently working on finalizing the legal agreements and obtaining the required approvals to enter into the binding legal agreements. It is anticipated that this restructured loan and financial assistance agreement will be executed before May 30, 2012.

Ferdi Dippenaar, Great Basin Gold President and CEO, commented: “Good progress has been made at both Hollister and Burnstone during the first quarter of 2012. The focus has been to improve mining flexibility through the increase in ore development and the establishment of additional stopes, thereby enabling the Company to meet its annual production targets.

Burnstone achieved its planned quarterly production targets whilst addressing short-term infrastructural challenges, which impacted on efficiencies in late 2011 and the first few months of 2012. This has resulted in a 6% increase in ore development meters, up from a monthly average of 845 meters in Q1 2012 to over 900 meters in April 2012. In addition, ore development ends at the end of April were 62, which is an improvement of 48% over the 42 ends available on March 31, 2012. Continued infill drilling has shown no further geological challenges similar to the Graben fault that significantly influenced our production build-up at Burnstone in 2011.

The operational benefit from increased flexibility at our Hollister Mine and the completion of the acid wash and carbon regeneration circuit at the Esmeralda Mill is expected to allow cash costs from trial mining activities to decrease to the planned levels for the year.”

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0)11 301 1800
Michael Curlook in North America	1 888 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452-2334

Shareholders of the Company are reminded that they may request a hard copy of the complete audited financial statements free of charge upon request from any of the Investor Services personnel above or from the Company’s Corporate Office at Tel: +27 (0) 11 301 1800, Fax: +27 (0) 11 301 1840 or Email: info@za.grtbasin.com.

This document contains “forward-looking statements” that were based on Great Basin Gold’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining the extent of mineral resources or reserves which exist on a property;

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected political, judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
environmental issues and liabilities associated with mining including processing and stock piling ore;
geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

Cautionary Note regarding Non-GAAP Measurements

Cash cost per ounce/tonne is a not a generally accepted accounting principles ("GAAP") based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness of operations. It is determined by dividing the relevant mining and processing costs including royalties by the ounces produced/tonnes milled in the period. There may be some variation in the method of computation of "cash cost per ounce/tonne" as determined by the Company compared with other mining companies. Cash costs per ounce/tonne may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies. As a Non-GAAP Financial Measure cash costs should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Adjusted loss per share is also a Non-GAAP measure and is calculated by excluding the impact of certain fair-value accounting charges and once-off transactions. We also make reference in our disclosures to “working capital” which is also a Non-GAAP measure and includes cash and cash equivalents, trade and other receivables, current inventories, trade payables and accrued liabilities. There is material limitations associated with the use of such Non-GAAP measures.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.